
07006536



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MAR 1 6 2007
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SEC FILE NUMBER
8- 15656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY SUITE 1630
(No. and Street)

NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHUMACHER 212-952-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT R. CPA
(Name — *if individual, state last, first, middle name*)

16 PORTER PLACE (Address) SEA CLIFF (City) NEW YORK (State) 11579 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MICHAEL J. SCHUMACHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

MARCIA GOFFIN
Notary Public, State of New York
No. 02GO5031473
Qualified in New York County
Commission Expires ~~August 1,~~ Sept 20, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRASBOURGER PEARSON
TULCIN WOLFF INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2006

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

DECEMBER 31, 2006

INDEX

FINANCIAL STATEMENTS:

Independent Accountants' Report..	1
Statements of Financial Condition As at December 31, 2006 and 2005......................................	2
Statements of Operations For the Years Ended December 31, 2006 and 2005....................	3
Statements of Changes in Stockholder's Equity For the Years Ended December 31, 2006 and 2005....................	4
Statements of Cash Flows For the Years Ended December 31, 2006 and 2005....................	5
Notes to Financial Statements...	6-8
Schedule of Computation of Net Capital Pursuant To Uniform Net Capital Rule 15C3-1 As at December 31, 2006 and 2005......................................	9
Schedule of Reconciliation of Computation of Net Capital..............	10
Statement of Changes in Liabilities Subordinated to Claims of General Creditors as at December 31, 2006 and 2005............	11

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF OPERATIONS

	For the years Ended December 31,	
	2006	2005
Income:		
Commissions	$2,235,252	$2,042,358
Floor lease	9,167	39,500
Other revenue	146,761	931,123
Interest and dividends	33,300	37,992
	2,424,480	3,050,973
Less: Clearing commissions paid	73,358	83,587
Total income	2,351,122	2,967,386
Expenses:		
Salaries:		
Officer	14,458	14,670
Office	164,961	267,885
Commissions	1,650,509	1,906,916
Interest	18,190	3,765
Payroll taxes	46,344	25,143
Employee welfare	64,005	90,509
Membership dues and fees	42,486	68,008
Moving expense	-	750
Rent	78,288	101,912
Professional fees	107,689	175,277
Communications	21,650	25,113
Insurance	5,666	10,366
Office	29,236	80,034
Promotion	116,282	91,619
Automobile	22,019	26,528
Dues, subscriptions and research	(15,681)	51,403
Employment agency fee	-	17,795
Total expenses	2,366,102	2,957,693
Income (Loss) before provision for income taxes	(14,980)	9,693
Provision for income taxes	(1,332)	1,043
Net Income (Loss)	($ 13,648)	$ 8,650

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Capital Contributed in Excess of Par Value	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at January 1, 2005	$400	$584,546	$106,753	($392,800)	$298,899
Net income for 2005	-	-	8,650	-	8,650
Balance at December 31, 2005	400	584,546	115,403	(392,800)	307,549
Net loss for 2006	-	-	(13,648)	-	(13,648)
Balance at December 31, 2006	$400	$584,546	$101,755	($392,800)	$293,901

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CASH FLOWS

	For the years Ended December 31,	
	2006	2005
Cash flows from operating activities:		
Net income (loss)	($13 ,648)	$ 8,650
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from broker	67,703	(3,502)
Commissions and fees receivable	30,184	30,365
Membership at cost	290,015	-
Prepaid expenses	(28,509)	1,108
Security deposit and other assets	-	(6.138)
Due to branch office	17,332	(212,161)
Due to floor broker	(16,558)	5,767
Accounts payable, accrued expenses and other current liabilities	(17,670)	108,865
Total adjustments	342,497	(75,696)
Net cash provided by (used in) operating activities	328,849	(67,046)
Cash flows provided by (used in) investing activities:		
Bank line of credit	(9,460)	49,258
Due to stockholder	(12,000)	-
Due from stockholder	(290,000)	17,788
Net cash provided by (used in) investing activities	(311,460)	67,046
Net increase (decrease) in cash	17,389	-
Cash at beginning of year	94	94
Cash at end of year	$ 17,483	$ 94
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 18,190	$ 3,765
Income taxes	$ 550	$ 1,043

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
NOTE TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

The financial statements of Strasbourger Pearson Tulcin Wolff Incorporated (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the Company's financial statements.

(a) Organization:

The Company was incorporated in the State of New York on February 11, 1970. Its principal business activity is that of a broker-dealer of publicly traded securities. The Company's activities are regulated by various government agencies, including the Securities and Exchange Commission and the New York Stock Exchange.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Cash:

The Company places its cash with a high credit quality financial institution. At times, such investments may be in excess of the FDIC insurance limit.

(d) Property and Equipment

Furniture, fixtures and equipment are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of properties, the carrying value and related accumulated depreciation are removed from the accounts.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Income Taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for federal and New York State income tax purposes. Accordingly, no provision has been made for federal and New York State income taxes. The provisions for taxes represent the New York State tax on "S" Corporations and the New York City Corporate income tax.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment, at cost, consist of the following:

	December 31,	
	2006	2005
Furniture and fixtures	$26,253	$26,253
Leasehold improvements	5,000	5,000
Computer equipment	2,275	2,275
	33,528	33,528
Less: Accumulated depreciation	33,528	33,528
	$ 0	$ 0

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $171,445, which was $12,115 in excess of its required minimum capital of $100,000. The Company's net capital ratio at December 31, 2006 was 1.5 to 1.

NOTE 4 - COMMITMENT.

The Company signed a one year lease which commenced May 1, 2006 and expires April 30, 2007 at an annual rent of $60,000, payable at $5,000 per month.

NOTE 5 - CONCENTRATION OF CREDIT RISK AND OTHER MATTERS.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of the major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 6 - LITIGATION.

The Company is from time to time involved in litigation incidental to the conduct of its business. The Company is presently a defendant in a law suit in which there is a dispute over legal fees. The Company and legal council are of the opinion that the law suit has no merit. There is an investigation by the NYSE open and from which may arise disciplinary action by the Exchange against the Company including, without limitation, a fine. Management of the Company intends to defend the action vigorously and believes the outcome of this claim will not have a material impact on the operations of the Company.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

	December 31,	
	2006	2005
Stockholder's equity at December 31,	$293,901	$307,549
Less: Undue concentration	3,209	3,081
Non-allowable assets	328,577	303,919
	(37,885)	549
Subordinated loan	150,000	150,000
Net capital	112,115	150,549
Less: Minimum capital required	100,000	100,000
Excess net capital	$ 12,115	$ 50,549
Aggregate indebtedness	$171,445	$210,407
Percentage of aggregate indebtedness of net capital	152.9%	139.8%

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital	Explanation
Total ownership equity	$293,901	$292,006	$ 1,895	Year-end adjustments
Less non-allowable assets	328,577	322,774	(5,803)	Year-end adjustments
Net capital	($ 34,676)	($30,768)	($3,908)	

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2006

Balance at January 1, 2006	$150,000
No activity during year	0
Balance at December 31, 2006	$150,000

See accompanying notes to financial statements.

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL: (516) 759-1994 FAX: (516) 759-7109


SEC MAIL PROCESSING
RECEIVED
MAR 16 2007
WASH. D.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

In planning and performing our audit of the financial statements and supplementary Schedules of Strasbourger Pearson Tulcin Wolff Incorporated, for the year ended December 31, 2006, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, count, verifications, and comparisons

2. Recordation of difference required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Vincent R. Vassallo

Sea Cliff, NY
February 26, 2007

END